Exhibit 99.1

KNOT Offshore Partners LP Announces Update to Vessel Acquisition Schedule

●	KNOP has been offered three shuttle tankers by Knutsen NYK
●	Conflicts Committee has decided not to pursue Frida Knutsen and Sindre Knutsen
●	Negotiations are under way regarding the Hedda Knutsen

June 10, 2026

ABERDEEN, Scotland --(BUSINESS WIRE)

KNOT Offshore Partners LP (NYSE:KNOP) (“KNOP”, “we” or ”us”) today provided an update to the schedule of vessels available for acquisition from our Sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”).

Earlier in June, Knutsen NYK sought the interest of KNOP in purchasing the shuttle tankers Frida Knutsen, Sindre Knutsen and Hedda Knutsen, pursuant to the omnibus agreement entered into between KNOP and Knutsen NYK at the time of our initial public offering.

The Conflicts Committee of our Board, which is comprised only of directors who are not affiliated with Knutsen NYK, has decided not to pursue negotiations in respect of the Frida Knutsen and Sindre Knutsen. These vessels have been in operation in the North Sea since late 2022 and fall outside our business model as they do not have fixed or guaranteed charter contracts of sufficient duration.

As a result, Knutsen NYK has no further obligation to offer the Frida Knutsen or the Sindre Knutsen to KNOP unless in future either vessel secures a charter of at least 5 years of fixed duration.

The Conflicts Committee is engaging in negotiations with Knutsen NYK in respect of the Hedda Knutsen.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

KNOT Offshore Partners LP

Derek Lowe
Chief Executive Officer and Chief Financial Officer
Email: ir@knotoffshorepartners.com

Tel: +44 1224 618 420

Source: KNOT Offshore Partners LP